Exhibit 99.1

Dejour Energy Adds to NW Colorado Exploration Leaseholds

Denver, Colorado- September 21, 2012 – Dejour Energy (USA) Corp. a wholly owned subsidiary of Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced that it has added ~31,000 net acres to its current exploration landholdings in NW Colorado through a restructuring of its Exploration Joint Venture with Brownstone Energy, in place since 2008. Dejour/Brownstone will however retain their respective 71.5%/28.5% interests in the 2200 acre Kokopelli Project, where the Dejour Federal 6/7-13-21 well is currently drilling. Dejour now holds over 150,000 net acres of oil and gas leaseholds in NE British Columbia and NW Colorado.

With the conclusion of this deal, Dejour regretfully announces the departure of Richard Patricio, VP of Brownstone, as a director of Dejour and member of the audit committee. Over the last 4 years Richard has made many valuable contributions to the Dejour Board and to its various committees. His presence was very much appreciated. Dejour wishes Mr. Patricio every success in the future. The Company plans to announce a realignment of its Board of directors prior to the next AGM.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 140,000 net acres) and Peace River Arch regions (approximately 11,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy